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[LOGO]  7961 SHAFFER PARKWAY
        SUITE 5
        LITTLETON, COLORADO 80127
        TELEPHONE (720) 981-1185
        FAX (720) 981-1186

                                         Trading Symbol: VGZ
                                         Toronto and American Stock Exchanges

_______________________________________  NEWS  _______________________________


             VISTA GOLD CORP. ANNOUNCES FIRST QUARTER 20001 RESULTS

LITTLETON, COLORADO, APRIL 30, 2001 - Vista Gold announced a net loss of
$0.5 million, or $0.01 per share for the three months ended March 31, 2001, compared to a net loss of $0.2 million ($0.00 per share) for the same period in 2000. The primary reason for the increased loss was a reduction in gold production, offset partially by lower operating costs at the Hycroft mine. As of March 31, 2001, the Corporation had $2.1 million in working capital, including $1.2 million in cash.

                                 SUMMARY RESULTS
                 (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                             THREE MONTHS ENDED
                                                  MARCH 31
                                             ------------------
                                              2001        2000
                                             ------      ------
Gold Production (ounces)                     $1,387      $4,927
Gold revenues                                   351       1,398
Net loss                                       (529)       (162)
Loss per share                               $(0.01)     $(0.00)


HYCROFT

The Hycroft mine continues to produce gold from the rinsing of the existing leach pads, with 1,387 ounces recovered during the quarter. Gold production for the same period last year was 4,927 ounces. The current lower production was expected. Management estimates an additional 1,600 ounces of gold will be recovered through the remainder of the year. Cash operating cost per ounce of gold produced was $219 in the first quarter of 2001, compared to $217 per ounce for the same period in 2000.


CORPORATE ACTIVITY

The Corporation has continued in its efforts to generate working capital. In February, four haul trucks from the Hycroft mine were sold for net proceeds of $1.8 million. In March, a hydraulic shovel was sold for net proceeds of $0.8 million. The sale of this idle mining equipment allows the Corporation to maintain the Hycroft mine, the Corporation's core asset, without diluting the position of existing shareholders. In addition, the outstanding equipment loan of $0.6 million has been paid off.



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The Corporation has examined restarting the run-of-mine heap leaching operation at Hycroft. The optimized production scenario would produce 350,000 ounces of gold over a five-year period at a cash cost of $183 per ounce and provide an after-tax internal rate of return of 37-percent at a $300 gold price. Following the sale of the trucks and shovel, an estimated $20 million dollars of capital including $5 million of working capital will be required to restart operations at Hycroft. Additional investment in exploration could further enhance the project economics. If the Corporation can obtain financing, mining operations could restart immediately, as the project is fully permitted and infrastructure and key management are in place.

Together with its financial adviser, the Corporation continues to consider and examine alternative corporate strategies.

Vista Gold Corp. is an international gold mining, development and exploration company based in Littleton, Colorado. Its holdings include the Hycroft mine in Nevada, development properties in Bolivia and exploration projects in North and South America.
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The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties that could cause actual results to vary materially from the targeted results. Such risks and uncertainties include those described in the Company's Form 10-K as amended.

For further information, please contact Investor Relations at (720) 981-1185.